The CGM Funds

1-800-345-4048

Welcome

P.O. Box 8511, Boston, MA 02266-8511

CGM Mutual Fund

CGM Focus Fund

CGM Realty Fund

# Download a CGM Funds Account Application

Review the printable summary prospectus or prospectus of the CGM Fund in which you are investing:

- CGM Focus Fund Summary Prospectus
- CGM Focus Fund Prospectus
- CGM Realty Fund Summary Prospectus
- CGM Realty Fund Prospectus
- CGM Mutual Fund Summary Prospectus
- CGM Mutual Fund Prospectus

Clicking the *I Agree* button below signifies that you acknowledge that you have been provided and have read and understand the current summary prospectus or prospectus of the CGM Fund in which you are investing and agree to be bound by the current terms of, as may be amended from time to time, the prospectus and the provisions set forth in the account application. This consent applies only to this new account process and the delivery of the summary prospectus or prospectus of the CGM Fund in which you are investing.

I Agree

(Access Account Application)

The CGM Funds
P.O. Box 8511, Boston, MA 02266-8511
1-800-345-4048 staff@cgmfunds.com

Traditional & Roth IRA Plan Document and Disclosure Statement

IRACOMBO 511

INVESTMENT OPTIONS

NO-LOAD MUTUAL FUNDS

The no-load funds eligible for your IRA investments are listed below. You may invest either in one, or in a combination of the funds best suited to your circumstances. The funds have different investment objectives and offer a range of investment income and appreciation potential. Be sure to read each fund’s prospectus before you invest or send money.

STOCKS AND BONDS

CGM Mutual Fund is a flexibly managed balanced fund that seeks reasonable long-term capital appreciation with a prudent approach to protection of capital from undue risks. Consideration is given to the production of current income in the selection of stocks and bonds for the Fund’s portfolio, but is not a controlling factor.

STOCKS

CGM Focus Fund is a non-diversified and flexibly managed mutual fund that seeks long-term growth of capital. The Fund intends to pursue its objective by investing in a core position of equity securities. The Fund may engage in a variety of investment techniques designed to capitalize on declines in the price of specific equity securities of one or more companies.

CGM Realty Fund is a fund that seeks to provide a combination of income and long-term growth of capital. The Fund pursues its objective by investing in equity securities of companies in the real estate industry.

QUESTIONS AND ANSWERS ABOUT IRAS

ELIGIBILITY

Who can open a Traditional IRA?

Anyone who earns income and is under age 70½ at the end of the calendar year can set up a Traditional IRA.

Who can open a Roth IRA?

Unlike the Traditional IRA, there is no 70½ age limitation on making contributions. You simply need to have earned income that is at least equal to the amount you contribute, up to the maximum allowable contribution limit. (There are income thresholds which may reduce the amount you can contribute.)

Can I simultaneously have two or more IRA accounts?

Yes. However, the aggregate contribution(s) (both Roth and Traditional IRA) cannot exceed the maximum allowable IRA contribution limit in any one tax year.

Can I contribute to my spouse’s IRA?

Yes. A separate IRA (a “Spousal IRA”) can be set up for the benefit of your spouse if

•

you have compensation or earned income,

•

your spouse has not attained age 70½ (for a Traditional IRA contribution), and

•

you and your spouse file a joint income tax return.

Can my child, who is a minor, establish an IRA account?

Yes, provided he or she has earned income for the year with respect to which a contribution is made. The application must be signed by the minor’s parent or other legal guardian.

CONTRIBUTIONS

What is the maximum annual contribution I can make to my Traditional IRA (deductible plus non-deductible)?

You may contribute the lesser of 100 percent of your compensation or $5,000 for year 2011, with possible cost-of-living adjustments in years after 2011. If you also maintain a Roth IRA, the maximum contribution to your Traditional IRAs is reduced by any contributions you make to your Roth IRA. Your total annual contribution to all Traditional IRAs and Roth IRAs cannot exceed the lesser of the dollar amounts described above or 100 percent of your compensation.

In addition, if an individual has reached age 50 or older by the close of the taxable year, an additional catch-up contribution may be added. The additional catch-up contribution is $1,000 for year 2011 and after.

What is the maximum annual contribution I can make to my Roth IRA?

You may contribute the lesser of 100 percent of your compensation or $5,000 for year 2011, with possible cost-of-living adjustments in years after 2011. If you also maintain a Traditional IRA, the maximum contribution to your Roth IRAs is reduced by any contributions you make to your Traditional IRA. Your total annual contribution to all Roth IRAs and Traditional IRAs cannot exceed the lesser of the dollar amounts described above or 100 percent of your compensation.

Your Roth IRA contribution is further limited if your modified adjusted gross income (MAGI) equals or exceeds $169,000 if you are a married individual filing a joint income tax return, or equals or exceeds $107,000 if you are a single individual. Married individuals filing a joint income tax return with MAGI equaling or exceeding $179,000 may not contribute to a Roth IRA. Single individuals with MAGI equaling or exceeding $122,000 may not contribute to a Roth IRA. Married individuals filing a separate tax return with MAGI equaling or exceeding $10,000 may not contribute to a Roth IRA.

In addition, if an individual has reached age 50 or older by the close of the taxable year, an additional catch-up contribution may be added.

Can I contribute less than the maximum?

Yes, you can contribute any amount you wish, up to the maximum amount for your IRA for each taxable year. CGM requires an initial investment of $1,000 per account, and a $50 minimum for each subsequent investment.

Can a husband and wife who work have IRAs?

Yes. If you both have earned income, you can each have your own IRA.

When do I make my contribution?

You can make a contribution for a particular year any time from the beginning of the tax year until April 15 of the following year.

To whom should I make my check payable?

Make all checks payable to State Street Bank and Trust Co., or to the specific fund in which you are investing. No third party checks (checks endorsed over to CGM from an individual or institution) will be accepted. Be sure to add $5 to your investment to establish your IRA.

When will I receive a statement confirming my initial investment?

Upon receipt of your application and check, we will establish your account and send you a confirmation statement.

Do I have to contribute to an IRA each year?

No. You need not contribute to an IRA each year. You can also vary the amount of contributions to your IRA when you do contribute.

What if I contribute more than the maximum amount allowed?

If you withdraw the excess contribution and its earnings before you file your tax return (including extensions) for the year, you won’t be subject to the 6% penalty on the excess contribution described below. You will be subject, however, to income taxes (and a 10% penalty tax if you are under age 59½) on the earnings of the excess contribution.

Another method for correcting the excess contribution is to leave the money in your IRA and apply the excess to your next year’s contribution. If you do that, however, you would be subject to a 6% penalty tax on the excess contribution in the year in which it was made and each subsequent year it remains an excess contribution.

May I make annual contributions to a Traditional IRA after I reach age 70½?

No. If you reach age 70½ by the end of the year, you will not be able to make a regular contribution to your Traditional IRA. (You may make a rollover contribution, however.) In addition, no contributions may be made to your spouse’s IRA after he or she reaches age 70½.

May I make annual contributions to a Roth IRA after I reach age 70½?

Yes. Unlike Traditional IRAs, there is no age limit to make contributions to a Roth IRA (income eligibility guidelines must still be followed.)

TRANSFERS, ROLLOVERS AND CONVERSIONS

How do I transfer assets or directly rollover assets to CGM?

Complete the CGM IRA Account Application, Direct Rollover Form or IRA Transfer Form and send them to The CGM Funds at the address directed, along with a check for $5.

If I already have received a check for my rollover, what forms do I submit?

Send the CGM IRA Account Application and your investment check (made out to State Street Bank and Trust Co., or to the specific fund in which you are investing) plus $5 to CGM. No third party checks (checks endorsed over to CGM from an individual or institution) will be accepted.

When will I receive a statement confirming my transfer of assets or direct rollover?

Upon receipt of your application and transfer or rollover request we will then establish your Account and send your current trustee and you a Letter of Acceptance. Once we receive the proceeds of the transfer or rollover, we will send you a confirmation statement. Asset transfers generally take 2-4 weeks. Direct rollovers can take as long as three months, depending on how frequently the current trustee makes distributions from the plan.

What are the three types of rollovers?

You may make three types of rollovers: Regular rollovers, direct rollovers and indirect rollovers.

A Regular IRA Rollover occurs when you withdraw assets from your IRA and, within 60 days, reinvest them into another IRA. Such rollovers may be made only once every 365 days. A SIMPLE IRA may only be rolled over if two years have passed since the SIMPLE IRA holder first participated in a SIMPLE IRA plan.

A Direct Rollover takes place when you choose to have an eligible rollover distribution from a qualified plan, 403(a) annuity, 403(b) tax-sheltered annuity or 457(b) eligible deferred compensation plan placed directly in an IRA already established at a financial organization. In this case, there is no mandatory tax withholding.

An Indirect Rollover occurs when you receive an eligible rollover distribution from a qualified plan, 403(a) annuity, 403(b) tax-sheltered annuity or 457(b) eligible deferred compensation plan then, within 60 days, you roll the distribution into an IRA plan. In this case, the payer is required by law to withhold 20% of the amount of your distribution for taxes. You will receive only 80% of the distribution amount.

Can I move Money From My Traditional IRA to My Roth IRA?

Yes. There are specific rules that govern the process of converting funds from a Traditional IRA to a Roth IRA.

Some of these rules include:

•

Your MAGI must be $100,000 or less.

•

If you are married, you must file a joint income tax return.

•

You must pay taxes on all the pre-tax dollars you move.

•

The conversion must be completed within 60 days.

It is important to seek advice from a competent tax advisor to confirm whether converting your funds is beneficial to you.

PLAN DOCUMENT

ARTICLE I.  PURPOSE OF THE AGREEMENT

1.01.

Purpose of the Agreement. The purpose of this Agreement is to establish a Traditional IRA under Code section 408(a) or a Roth IRA under Code section 408A, as indicated on the IRA Account Application, to provide for the IRA Holder’s retirement and for the support of his or her Beneficiary(ies) after death. The account is established for the exclusive benefit of the IRA Holder or his or her Beneficiary(ies). If this is an inherited IRA within the meaning of Code section 408(d)(3)(C) maintained for the benefit of a Designated Beneficiary of a deceased individual, references in this document to the “IRA Holder” are to the deceased individual.

1.02.

Intent to Qualify. It is the intent of the IRA Holder that this Agreement shall qualify for approval under Code section 408(a) if the Traditional IRA is selected on the IRA Account Application or under Code section 408A if the Roth IRA option is selected. In no event will the custodial account established under this Agreement operate as both a Traditional IRA and a Roth IRA.

1.03.

For More Information. To obtain more information concerning the rules governing this Agreement, contact The CGM Funds at 800-345-4048.

ARTICLE II.  DEFINITIONS

The following words and phrases when used in this Agreement with initial capital letters shall, for the purpose of this Agreement, have the meanings set forth below unless the context indicates that other meanings are intended:

2.01.

IRA Account Application or Application: Means the IRA Account Application executed by the IRA Holder through which the individual adopts this Agreement and thereby agrees to be bound by all terms and conditions of this Agreement.

2.02.

Agreement: Means this IRA prototype plan Agreement, including the IRA Account Application that was completed and signed to establish this agreement.

2.03.

Beneficiary: Means the individual(s) or entity(ies) properly named in a form acceptable to the Custodian to receive any remaining IRA benefits upon the death of the IRA Holder.

2.04.

CGM: Means Capital Growth Management, L.P., or such other entity specified on the IRA Account Application, as the sponsor of this prototype plan.

2.05.

Code: Means the Internal Revenue Code of 1986, as amended from time to time.

2.06.

Compensation: For purposes of Sections 3.01(A) and 4.01(A) of this Agreement, compensation means wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid salespersons, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, bonuses) and includes earned income, as defined in Code section 401(c)(2) (reduced by the deduction the self-employed IRA Holder takes for contributions made to a self-employed retirement plan). For purposes of this definition, Code section 401(c)(2) shall be applied as if the term trade or business for purposes of Code section 1402 included service described in Code section 1402(c)(6). Compensation shall include any amount includible in the IRA Holder’s gross income under Code section 71 with respect to a divorce or separation instrument. Compensation also includes any differential wage payments as defined in Code section 3401(h)(2).

Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income (determined without regard to Code section 112). Compensation also does not include any amount received as a pension or annuity or as deferred compensation. In the case of a married individual filing a joint return, the greater Compensation of his or her spouse is treated as his or her own Compensation, but only to the extent that such spouse’s Compensation is not being used for purposes of the spouse making a contribution to an IRA.

2.07.

Conversion Contribution: Means a rollover contribution described in Code section 408A(e) from a Traditional or SIMPLE IRA to a Roth IRA.

2.08.

Custodial Account: Means account(s) established under the Agreement for the benefit of the IRA Holder.

2.09.

Custodian: Means State Street Bank and Trust Company of Boston or its successor as specified in the Agreement.

2.10.

Designated Beneficiary: Means an individual Beneficiary named as of the date of the IRA Holder’s death who remains Beneficiary as of September 30 of the year following the year of the IRA Holder’s death.

2.11.

Fund: Means any corporation, partnership, trust, or other entity registered under the Investment Company Act of 1940 for which CGM, or successors or affiliates, serves as the investment advisor or authorizes as a permissible investment, and which CGM designates in writing to the Custodian as an eligible investment under this Agreement.

2.12.

Fund Shares or Shares: Means shares of stock, trust certificates, or other evidences of interest (including fractional shares) in any Fund.

2.13.

IRA: Means both Traditional IRA and Roth IRA unless otherwise indicated.

2.14.

IRA Holder: Means the individual whose name appears on the IRA Account Application as the person that is establishing the IRA.

2.15.

Modified Adjusted Gross Income (MAGI): For purposes of Sections 3.01(A) and 4.01 of this Agreement, MAGI is defined as wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in Code section 401(c)(2) (reduced by the deduction a self employed IRA Holder takes for contributions made to a self-employed retirement plan). For purposes of this definition, Code section 401(c)(2) shall be applied as if the term trade or business for purposes of Section 1402 of the Code includes service described in Code section 1402(c)(6). Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income. MAGI also does not include any amount received as a pension or annuity or as deferred compensation. MAGI shall include any amount includible in an IRA Holder’s gross income under Code section 71 with respect to a divorce or separation instrument described in subparagraph (A) of Code section 71(b)(2). In the case of a married individual filing a joint return, the greater compensation of his or her spouse is treated as his or her own compensation, but only to the extent that such spouse’s compensation is not being used for purposes of the spouse making a contribution to a Roth IRA or a contribution to a Traditional IRA.

2.16.

Regulations: Means the Treasury Regulations.

2.17.

Roth IRA: Means an individual retirement account as defined in Code section 408A.

2.18.

SIMPLE IRA: Means an individual retirement account which satisfies the requirements of Code sections 408(p) and 408(a).

2.19.

Traditional IRA: Means an individual retirement account as defined in Code section 408(a).

ARTICLE III.  PROVISIONS GOVERNING ROTH IRAS

This Article III shall only apply if this IRA has been designated by the IRA Holder on the IRA Account Application as a Roth IRA.

3.01.

Contribution Rules.

A.

Maximum Permissible Amount. Except in the case of a qualified rollover contribution (as defined in 3.01(G) of this Agreement, or a recharacterization (as defined in 3.01(F) of this Agreement, no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed the applicable amount (as defined in 3.01(B) of this Agreement), or the Roth IRA Holder’s Compensation (as defined in Section 2.06 of this Agreement), if less, for that taxable year. The contribution described in the previous sentence that may not exceed the lesser of the applicable amount of the Roth IRA Holder’s Compensation is referred to as a regular contribution. However, notwithstanding the preceding limits on contributions, a Roth IRA Holder may make additional contributions specifically authorized by statute – such as repayments of qualified reservist distributions, repayments of certain plan distributions made on account of a federally declared disaster and certain amounts received in connection with the Exxon Valdez litigation. Contributions may be limited under Sections 3.01(C) through (E) of this Agreement.

B.

Applicable Amount. The applicable amount is determined below:

(1)

If the Roth IRA Holder is under age 50, the applicable amount is $5,000 for any taxable year beginning in 2008 and years thereafter. After 2008, the applicable contribution limit may be adjusted by the Secretary of the Treasury for cost-of-living increases under Code section 219(b)(5)(D). Such adjustments will be in multiples of $500.

(2)

If the Roth IRA Holder is 50 or older, the applicable amount under Section 3.01(B)(1) of this Agreement is increased by $1,000 for any taxable year beginning in 2006 and years thereafter.

(3)

If the Roth IRA Holder was a participant in a Code section 401(k) plan of a certain employer in bankruptcy described in Code section 219(b)(5)(C), then the applicable amount under Section 4.01(B)(1) of this Agreement is increased by $3,000 for taxable years beginning after 2006 and before 2010 only. A Roth IRA Holder who makes contributions under this Section may not also make contributions under Section 3.01(B)(2) of this Agreement.

C.

Regular Contribution Limit. The maximum regular contribution that can be made to all the Roth IRA Holder’s Roth IRAs for a taxable year is the smaller amount determined under Section 3.01(C)(1) or (2) of this Agreement.

(1)

The maximum regular contribution is phased out ratably between certain levels of modified adjusted gross income in accordance with the following table.

Modified AGI	No Contribution	Phase-Out Range Filing Status	Full Contribution
Single or Head of Household	$107,000 or less	More than $107,000, but less than $122,000	$122,000 or more
Joint Return or Qualifying Widow(er)	$169,000 or less	More than $169,000, but less than $179,000	$179,000 or more
Married – Separate Return	$0	Less than $10,000	$10,000 or more

A Roth IRA Holder’s modified adjusted gross income (MAGI) for a taxable year is defined in Code section 408A(c)(3) and does not include any amount included in adjusted gross income as a result of a qualified rollover contribution. If the IRA Holder’s MAGI for the taxable year is in the phase-out range, the maximum regular contribution determined under this table for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200. The modified adjusted gross income limits above will be adjusted by the Secretary of the Treasury for cost-of living increases under Code section 408A(c)(3).

(2)

If the Roth IRA Holder makes regular contributions to both Roth and Traditional IRAs for a taxable year, the maximum regular contribution that can be made to all the Roth IRA Holder’s Roth IRAs for that taxable year is reduced by the regular contributions made to the Roth IRA Holder’s Traditional IRAs for the taxable year.

D.

SIMPLE IRA. No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to Code section 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the two-year period beginning on the date the employee first participated in that employer’s SIMPLE IRA plan.

E.

Inherited IRA. If this is an inherited Roth IRA within the meaning of Code section 408(d)(3)(C), no contributions will be accepted.

F.

Recharacterization. A regular contribution to a Traditional or SIMPLE IRA may be recharacterized pursuant to the rules in Regulations section 1.408A-5 as a regular contribution to this Roth IRA, subject to the limits in Section 3.01(C) of this Agreement.

G.

Qualified Rollover Contribution. A qualified rollover contribution is a rollover contribution of a distribution from an eligible retirement plan described in Code section 402(c)(8)(B). If the distribution is from an IRA, the rollover must meet the requirements of Code section 408(d)(3), except the one-rollover-per-year rule of Code section 408(d)(3)(B) does not apply if the rollover contribution is from an IRA other than a Roth IRA. If the distribution is from an eligible retirement plan other than an IRA, the rollover must meet the requirements of Code section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3), or 457(e)(16), as applicable. A qualified rollover contribution also includes Section 3.01(G)(1) and (2) of this Agreement.

(1)

All of part of a military death gratuity or servicemembers’ group life insurance (SGLI) payment may be contributed if the contribution is made within one year of receiving the gratuity or payment. Such contributions are disregarded for purposes of the one-rollover-per-year rule under Code section 408(d)(3)(B).

(2)

All of part of an airline payment (as defined in Section 125 of the Worker, Retiree, and Employer Recovery Act of 2008 (WRERA), Pub. L. 110-458) received by certain airline employees may be contributed if the contribution is made within 180 days of receiving the payment.

3.02.

Roth IRA Holder Distributions. No amount is required to be distributed prior to the death of the Roth IRA Holder for whose benefit the account was originally established. The Custodian will make no distributions to the IRA Holder from this Roth IRA until the Custodian receives from the IRA Holder a distribution request in a form acceptable to the Custodian and the relevant Fund. If this is an inherited Roth IRA within the meaning of Code section 408(d)(3)(C), this Section does not apply.

3.03.

Beneficiary Rights. If the Roth IRA Holder dies before his or her entire interest is distributed to him or her, the entire remaining interest will be distributed as follows.

A.

Notwithstanding any provision of this Roth IRA to the contrary, the distribution of the Roth IRA Holder’s interest in the account shall be made in accordance with the requirements of Code section 408(a)(6), as modified by Code section 408A(c)(5), and the Regulations thereunder, the provisions of which are herein incorporated by reference.

B.

Upon the death of the Roth IRA Holder, his or her entire interest will be distributed at least as rapidly as follows.

(1)

If the Designated Beneficiary is someone other than the Roth IRA Holder’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Roth IRA Holder’s death, over the remaining life expectancy of the Designated Beneficiary, with such life expectancy determined using the age of the Beneficiary as of his or her birthday in the year following the year of the Roth IRA Holder’s death, or, if elected, in accordance with Section 3.03(B)(3) of this Agreement. If this is an inherited Roth IRA within the meaning of Code section 408(d)(3)(C) established for the benefit of a nonspouse Designated Beneficiary by a direct trustee-to-trustee transfer from a retirement plan of a deceased individual under Code section 402(c)(11), then, notwithstanding any election made by the deceased individual pursuant to the preceding sentence, the nonspouse Designated Beneficiary may elect to have distributions made under Section 3.03(B)(1) of this Agreement if the transfer is made no later than the end of the year following the year of death.

(2)

If the Roth IRA Holder’s sole Designated Beneficiary is his or her surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Roth IRA Holder’s death (or by the end of the calendar year in which the Roth IRA Holder would have attained age 70½ if later), over such spouse’s life expectancy, or, if elected, in accordance with Section 3.03(B)(3) of this Agreement. If the surviving spouse dies before distributions are required to begin, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s Designated Beneficiary’s remaining life expectancy determined using such Beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with Section 3.03(B)(3) of this Agreement. If the surviving spouse dies after distributions are required to begin, any remaining interest will be distributed over the spouse’s remaining life expectancy determined using the spouse’s age as of his or her birthday in the year of the spouse’s death.

(3)

If there is no Designated Beneficiary, or if applicable by operation of Section 3.03(B)(1) or (B)(2) of this Agreement, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the Roth IRA Holder’s death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under Section 3.03(B)(2) of this Agreement).

(4)

The amount to be distributed each year under Section 3.03(B)(1) or (2) of this Agreement is the quotient obtained by dividing the value of the Roth IRA as of the end of the preceding year by the remaining life expectancy specified in Section 3.03 of this Agreement. Life expectancy is determined using the Single Life Table in Q&A-1 of Regulations section 1.401(a)(9)-9. If distributions are being made to a surviving spouse as the sole Designated Beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the Beneficiary’s age in the year specified in Section 3.03(B)(1) or (2) of this Agreement and reduced by one for each subsequent year.

C.

The value of the Roth IRA for purposes of this Section is the prior December 31 balance adjusted to include the amount of any outstanding rollovers, transfers and recharacterizations under Q&As-7 and-8 of Regulations section 1.408-8.

D.

If the Designated Beneficiary is the Roth IRA Holder’s surviving spouse, the spouse may elect to treat the IRA as his or her own Roth IRA. This election will be deemed to have been made if such surviving spouse, who is the sole Beneficiary of the Roth IRA, makes a contribution to the Roth IRA or fails to take required distributions as a Beneficiary.

E.

The required minimum distributions payable to a Designated Beneficiary from this Roth IRA may be withdrawn from another IRA the Beneficiary holds from the same decedent in accordance with Q&A-9 of Regulations section 1.408-8.

F.

If the Beneficiary payment election described above is not made by December 31 of the year following the year the IRA Holder dies, the Custodian will not make a distribution until the Beneficiary(ies) provides the Custodian a distribution request in a form acceptable to the Custodian and the relevant Fund.

Neither the Custodian nor CGM will be liable for any penalties or taxes related to the Beneficiary’s(ies’) failure to take a required minimum distribution, to the extent applicable.

ARTICLE IV.  PROVISIONS GOVERNING TRADITIONAL IRAS

This Article IV shall only apply if this IRA has been designated by the IRA Holder on the IRA Account Application as a Traditional IRA.

4.01.

Contribution Rules.

A.

Maximum Permissible Amount. Except in the case of a rollover contribution (as permitted by Code sections 402(c), 403(a)(4), 403(b)(8), 408(d)(3) and 457(e)(16)) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) plan as described in Code section 408(k), no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed the lesser of 100 percent of the Traditional IRA Holder’s Compensation, or $5,000 for year 2009. After 2009, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code section 219(b)(5)(D).

If the Traditional IRA Holder makes regular contributions to both Traditional and Roth IRAs for a taxable year, the maximum regular contribution that can be made to all the Traditional IRA Holder’s Traditional IRAs for that taxable year is reduced by the regular contributions made to the Traditional IRA Holder’s Roth IRAs for the taxable year.

B.

Catch-up Contributions. In the case of a Traditional IRA Holder who is age 50 or older by the close of the taxable year, the annual cash contribution limit is increased by $1,000 for year 2011.

C.

Additional Contributions. In addition to the amounts described in Sections 4.01(A) and (B), a Traditional IRA Holder may make additional contributions specifically authorized by statute – such as repayments of qualified reservist distributions, repayments of certain plan distributions made on account of a federally declared disaster and certain amounts received in connection with the Exxon Valdez litigation.

D.

Employees of Certain Bankrupt Employers. In addition to the amounts described in Sections 4.01(A) and (B) of this Agreement, a Traditional IRA Holder who was a participant in a qualified cash or deferred arrangement (as defined in Code section 401(k)) of a certain employer in bankruptcy described in Code section 219(b)(5)(C) may make catch-up contributions of up to $3,000 for taxable years beginning after 2006 and before 2010 only. A Traditional IRA Holder who makes catch-up contributions under this section may not also make catch-up contributions described in Section 4.01(B).

E.

SIMPLE IRA. No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to Code section 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the two-year period beginning on the date the employee first participated in that employer’s SIMPLE IRA plan.

F.

Inherited IRA. If this is an inherited Traditional IRA within the meaning of Code section 408(d)(3)(C), no contributions will be accepted.

4.02.

Traditional IRA Holder Distributions.

A.

General Provisions. Notwithstanding any provision of this Agreement to the contrary, the distribution of the Traditional IRA Holder’s interest in the Custodial Account shall be made in accordance with the requirements of Code section 408(a)(6) and the Regulations thereunder, the provisions of which are herein incorporated by reference. The Traditional IRA Holder is permitted to satisfy the required minimum distribution requirements for this Traditional IRA by withdrawing such required minimum distributions from another Traditional IRA of the Traditional IRA Holder, in accordance with Q&A-9 of Regulations section 1.408-8. If this is an inherited Traditional IRA within the meaning of Code section 408(d)(3)(C), the preceding sentence and Section 4.02(B), (C), and (D) of this Agreement do not apply.

B.

Distributions from the Custodial Account of the Traditional IRA Holder for whose benefit the account is maintained will begin to be distributed no later than the first day of April following the calendar year in which such Traditional IRA Holder attains age 70½ (the required beginning date) and will be made over the life of such Traditional IRA Holder or the lives of such Traditional IRA Holder and his or her Designated Beneficiary.

C.

The amount to be distributed each year, beginning with the calendar year in which the Traditional IRA Holder attains age 70½ and continuing through the year of death, shall not be less than the quotient obtained by dividing the value of the Traditional IRA (as modified by Section 4.03(C) of this Agreement) as of the end of the preceding year by the distribution period in the Uniform Lifetime Table in Q&A-2 of Regulations section 1.401(a)(9)-9, using the Traditional IRA Holder’s age as of his or her birthday in the year. However, if the Traditional IRA Holder’s sole Designated Beneficiary is his or her surviving spouse and such spouse is more than 10 years younger than the Traditional IRA Holder, then the distribution period is determined under the Joint and Last Survivor Table in Q&A-3 of Regulations section 1.401(a)(9)-9, using the ages as of the Traditional IRA Holder’s and spouse’s birthdays in the year.

D.

The required minimum distribution for the year the Traditional IRA Holder attains age 70½ can be made as late as April 1 of the following year. The required minimum distribution for any other year must be made by the end of such year.

E.

Neither the Custodian nor CGM shall incur any liability for errors in such calculations as a result of its reliance on information provided by the Depositor (or the Depositor’s Beneficiary, executor, or administrator).

If the IRA Holder fails to make such an election by his or her required beginning date, the Custodian will make no distribution until the IRA Holder provides the Custodian a distribution request in a form acceptable to the Custodian and the relevant Fund.

Neither the Custodian nor CGM will be liable for any penalties or taxes related to the Traditional IRA Holder’s failure to take a required minimum distribution, to the extent applicable.

4.03.

Beneficiary Rights. If the Traditional IRA Holder dies before his or her entire interest is distributed to him or her, the entire remaining interest will be distributed as follows.

A.

Death on or After Required Beginning Date. Even if the IRA Holder receives distributions prior to reaching his or her required beginning date and the IRA Holder subsequently dies prior to reaching the actual required beginning date, the IRA Holder will not be considered as having reached his or her required beginning date. If the Traditional IRA Holder dies on or after the required beginning date, the remaining portion of his or her interest will be distributed at least as rapidly as follows.

(1)

If the Designated Beneficiary is someone other than the Traditional IRA Holder’s surviving spouse, the remaining interest will be distributed over the remaining life expectancy of the Designated Beneficiary, with such life expectancy determined using the Beneficiary’s age as of his or her birthday in the year following the year of the Traditional IRA Holder’s death, or over the period described in Section 4.03(A)(3) of this Agreement if longer.

(2)

If the Traditional IRA Holder’s sole Designated Beneficiary is the Traditional IRA Holder’s surviving spouse, the remaining interest will be distributed over such spouse’s life expectancy or over the period described in Section 4.03(A)(3) of this Agreement if longer. Any interest remaining after such spouse’s death will be distributed over such spouse’s remaining life expectancy determined using the spouse’s age as of his or her birthday in the year of the spouse’s death, or, if the distributions are being made over the period described in Section 4.03(A)(3) of this Agreement, over such period.

(3)

If there is no Designated Beneficiary, or if applicable by operation of Section 4.03(A)(1) or (A)(2) of this Agreement, the remaining interest will be distributed over the Traditional IRA Holder’s remaining life expectancy determined in the year of the Traditional IRA Holder’s death.

(4)

The amount to be distributed each year under Section 4.03(A)(1), (2) or (3) of this Agreement, beginning with the calendar year following the calendar year of the Traditional IRA Holder’s death, is the quotient obtained by dividing the value of the Traditional IRA as of the end of the preceding year by the remaining life expectancy specified in Section 4.03 of this Agreement. Life expectancy is determined using the Single Life Table in Q&A-1 of Regulations section 1.401(a)(9)-9. If distributions are being made to a surviving spouse as the sole Designated Beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the Beneficiary’s or Traditional IRA Holder’s age in the year specified in Section 4.03(A)(1), (2) or (3) of this Agreement and reduced by one for each subsequent year.

B.

Death Before Required Beginning Date. If the Traditional IRA Holder dies before the required beginning date, his or her entire interest will be distributed at least as rapidly as follows.

(1)

If the Designated Beneficiary is someone other than the Traditional IRA Holder’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Traditional IRA Holder’s death, over the remaining life expectancy of the Designated Beneficiary, with such life expectancy determined using the age of the Beneficiary as of his or her birthday in the year following the year of the Traditional IRA Holder’s death, or, if elected, in accordance with Section 4.03(B)(3) of this Agreement. If this is an inherited Traditional IRA within the meaning of Code section 408(d)(3)(C) established for the benefit of a nonspouse Designated Beneficiary by a direct trustee-to-trustee transfer from a retirement plan of a deceased individual under Code section 402(c)(11), then, notwithstanding any election made by the deceased individual pursuant to the preceding sentence, the nonspouse Designated Beneficiary may elect to have distributions made under this Section if the transfer is made no later than the end of the year following the year of death.

(2)

If the Traditional IRA Holder’s sole Designated Beneficiary is the Traditional IRA Holder’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Traditional IRA Holder’s death (or by the end of the calendar year in which the Traditional IRA Holder would have attained age 70½, if later), over such spouse’s life expectancy, or, if elected, in accordance with Section 4.03(B)(3) of this Agreement. If the surviving spouse dies before distributions are required to begin, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s Designated Beneficiary’s remaining life expectancy determined using such Beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with Section 4.03(B)(3) of this Agreement. If the surviving spouse dies after distributions are required to begin, any remaining interest will be distributed over the spouse’s remaining life expectancy determined using the spouse’s age as of his or her birthday in the year of the spouse’s death.

(3)

If there is no Designated Beneficiary, or if applicable by operation of Section 4.03(B)(1) or (B)(2) of this Agreement, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the Traditional IRA Holder’s death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under Section 4.03(B)(2) of this Agreement).

(4)

The amount to be distributed each year under Section 4.03(B)(1) or (2) of this Agreement is the quotient obtained by dividing the value of the Traditional IRA as of the end of the preceding year by the remaining life expectancy specified in Section 4.03 of this Agreement. Life expectancy is determined using the Single Life Table in Q&A-1 of Regulation section 1.401(a)(9)-9. If distributions are being made to a surviving spouse as the sole Designated Beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the Beneficiary’s age in the year specified in Section 4.03(B)(1) or (2) of this Agreement and reduced by one for each subsequent year.

C.

The value of the Traditional IRA for purposes of this Section is the prior December 31 balance adjusted to include the amount of any outstanding rollovers, transfers and recharacterizations under Q&As-7 and-8 of Regulations section 1.408-8.

D.

If the Designated Beneficiary is the Traditional IRA Holder’s surviving spouse, the spouse may elect to treat the Traditional IRA as his or her own Traditional IRA. This election will be deemed to have been made if such surviving spouse, who is the sole Beneficiary of the Traditional IRA, makes a contribution to the Traditional IRA or fails to take required distributions as a Beneficiary.

E.

The required minimum distributions payable to a Designated Beneficiary from this Traditional IRA may be withdrawn from another IRA the Beneficiary holds from the same decedent in accordance with Q&A-9 of Regulations section 1.408-8.

F.

If the Beneficiary payment election described above is not made by December 31 of the year following the year the IRA Holder dies, the Custodian will make no payment until the Beneficiary(ies) provides the Custodian a distribution request in a form acceptable to the Custodian and the relevant Fund.

The IRA Holder (and not the Custodian and/or CGM) is responsible for assuring that distributions are made as required by law.

Neither the Custodian nor CGM will be liable for any penalties or taxes related to the Beneficiary’s failure to take a required minimum distribution.

4.04.

Transfers and Rollovers. The Custodian can receive amounts transferred to this Traditional IRA from the trustee or custodian of another Traditional IRA. In addition, the Custodian can accept direct rollovers of eligible rollover distributions from employer-sponsored retirement plans as permitted by the Code and applicable Regulations. The Custodian reserves the right not to accept any transfer or rollover.

ARTICLE V.  PROVISIONS GOVERNING BOTH TRADITIONAL AND ROTH IRAS

5.01.

Temporary Waiver of Required Minimum Distributions. Notwithstanding any other provision of the Agreement to the contrary, to the extent permitted under the Worker, Retiree and Employer Recovery Act of 2008, annual minimum distributions for calendar year 2009 shall not be required.

5.02.

Notices and Change of Address. Any required notice regarding this IRA will be considered effective when sent by the Custodian to the intended recipient at the last address which the Custodian has in its records. Any notice to be given to the Custodian will be considered effective when actually received. The IRA Holder, or the intended recipient, must notify the Custodian of any change of address.

5.03.

Representations and Responsibilities. The IRA Holder represents and warrants to the Custodian that any information he or she has given or will give to the Custodian with respect to this Agreement is complete and accurate. Further, the IRA Holder agrees that any directions the IRA Holder gives, or action the IRA Holder takes will be proper under this Agreement, and that the Custodian is entitled to rely upon any such information or directions. If the Custodian fails to receive directions from the IRA Holder regarding any transaction, or if the Custodian receives ambiguous directions regarding any transaction, or the Custodian, in good faith, believes that any transaction requested is in dispute, the Custodian reserves the right to take no action until further clarification acceptable to the Custodian is received from the IRA Holder or the appropriate government or judicial authority. Neither the Custodian nor CGM shall be responsible for losses of any kind that may result from the IRA Holder’s directions to the Custodian and/or CGM, or the IRA Holder’s actions or failures to act, and the IRA Holder agrees to reimburse the Custodian and/or CGM for any loss the Custodian and/or CGM may incur as a result of such directions, actions or failures to act. Neither the Custodian nor CGM shall be responsible for any penalties, taxes, judgments or expenses the IRA Holder incurs in connection with the IRA. The Custodian and CGM have no duty to determine whether the IRA Holder’s contributions or distributions comply with the Code, Regulations, rulings or this Agreement. The Custodian may permit the IRA Holder to appoint, in a form acceptable to the Custodian, an authorized agent to act on the IRA Holder’s behalf with respect to this Agreement (e.g., attorney-in-fact, executor, administrator, investment manager), however, the Custodian has no duty to determine the validity of such appointment or any instrument appointing such authorized agent. Neither the Custodian nor CGM shall be responsible for losses of any kind that may result from directions, actions or failures to act by the IRA Holder’s authorized agent, and the IRA Holder agrees to reimburse the Custodian and/or CGM for any loss the Custodian and/or CGM may incur as a result of such directions, actions or failures to act by the IRA Holder’s authorized agent. The IRA Holder will have sixty (60) days after receiving any documents, statements or other information from the Custodian to notify the Custodian, in a form acceptable to the Custodian, of any errors or inaccuracies reflected in these documents, statements or other information. If the IRA holder does not notify the Custodian within 60 days, the documents, statements or other information shall be deemed correct and accurate, and the Custodian and CGM shall have no further liability or obligation for such documents, statements, other information or the transactions described therein.

By performing services under this Agreement the Custodian is acting as the IRA Holder’s agent. The IRA Holder acknowledges and agrees that nothing in this Agreement shall be construed as conferring fiduciary status upon the Custodian and CGM. Neither the Custodian nor CGM shall be required to perform any additional services unless specifically agreed to under the terms and conditions of this Agreement, or as required under the Code and the Regulations promulgated thereunder with respect to IRAs. The IRA Holder agrees to indemnify and hold the Custodian and CGM harmless for any and all claims, actions, proceedings, damages, judgments, liabilities, costs and expenses, including attorney’s fees, arising from, or in connection with this Agreement.

5.04.

Form of Instructions and Notices. Notwithstanding anything in this Agreement to the contrary, to the extent instructions or notices are required under this Agreement, whether in writing or otherwise, the Custodian may accept or provide such information or notices in any other form permitted by the Code or applicable regulations, including, but not limited to electronically or telephonically.

5.05.

Account Fees and Expenses. The Custodian is entitled to receive the fees for establishing, maintaining, and closing the IRA set forth in the Disclosure Statement. The Custodian may change its fee schedule from time to time upon thirty (30) days’ notice to the IRA Holder. The Custodian has the right to charge the IRA, including the right to liquidate Fund Shares or to charge the IRA Holder, for the Custodian’s fees. Fees may be charged for any income, gift, estate, and inheritance taxes (including any transfer taxes incurred in connection with the IRA assets), and for all other administrative expenses of the Custodian for performing its duties, including any fees for legal services provided to the Custodian. Any brokerage commissions attributable to the assets in the IRA will be charged to the IRA. The IRA Holder cannot reimburse the IRA for those commissions.

5.06.

Investment of Amounts in the IRA.

A.

Contributions. If the IRA Holder dies before his or her entire interest has been distributed and if the Beneficiary is other than the surviving spouse, no additional cash contributions or rollover contributions may be accepted in the Custodial Account.

B.

Direction Of Investment. The IRA Holder has exclusive responsibility for and control over the investment of the assets of the IRA. The IRA Holder shall direct all investment transactions, including transactions involving earnings and the proceeds from securities sales. The IRA Holder’s selection of investments, however, shall be limited to those defined in Section 2.11 of this Agreement.

Each Fund may impose a minimum investment limit on initial and subsequent investments. CGM reserves the right to change those investment minimums at any time without prior notice. The Custodian will invest all contributions promptly after their receipt, as set forth in the prospectus of the Fund in which Shares are being purchased. The Custodian will mail a statement confirming each investment to the IRA Holder at the address of record on the IRA.

If the IRA Account Application is not complete the Custodian will return the assets to the IRA Holder or institution from which the assets were sent. If the investment selection on the IRA Account Application is not completed, the assets will be returned to the applicant. If the type of IRA is not specified on the IRA Account Application and the IRA Holder cannot be contacted, the proceeds will be invested in a Traditional IRA until the Custodian receives notice from the IRA Holder.

C.

Investment Changes and Reinvestment. The IRA Holder may change any portion of his or her investment in a Fund to another Fund by requesting the change in the manner the Custodian requires, and subject to the provisions of the then-current Fund prospectus.

Income, dividends, and capital gains distributions from a Fund shall be reinvested in additional shares of that Fund.

All transactions shall be subject to any and all applicable Federal and State laws and regulations and the rules, regulations, customs, and usages of any exchange, market, or clearing house where the transaction is executed and to the Custodian’s policies and practices.

After the IRA Holder’s death, the Beneficiary(ies) shall have the right to direct the investment of the IRA assets, subject to the same conditions that applied to the IRA Holder during his or her lifetime under this Agreement (including, without limitation, Article 5.02).

D.

The Custodian’s Investment Powers And Duties. The IRA Holder has exclusive responsibility for and control over the investment of the assets of his or her IRA. All transactions shall be subject to any and all restrictions or limitations, direct or indirect, which are imposed by the Custodian’s charter, articles of incorporation, or bylaws; any and all applicable federal and state laws and regulations; the rules, regulations, customs and usages of any exchange, market or clearing house where the transaction is executed; the Custodian’s policies and practices; and this Agreement. After the IRA Holder’s death, his or her Beneficiary(ies) shall have the right to direct the investment of the IRA assets, subject to the same conditions that applied to the IRA Holder during his or her lifetime under this Agreement (including, without limitation, Section 5.03 of this Agreement). The Custodian shall have no discretion to direct any investment in the IRA. The Custodian assumes no responsibility for rendering investment advice with respect to the IRA, nor will it offer any opinion or judgment to the IRA Holder on matters concerning the value or suitability of any investment or proposed investment for the IRA. In the absence of instructions from the IRA Holder or if the instructions are not in an acceptable form, the Custodian shall have the right to hold any uninvested amounts in cash, and shall have no responsibility to invest uninvested cash unless and until directed by the IRA Holder. The Custodian will not exercise the voting rights and other shareholder rights with respect to investments in the IRA unless the IRA Holder provides timely directions to the Custodian in a form acceptable to the Custodian.

E.

Voting with Respect to Securities (Mailing of Prospectuses, Proxies, etc.). The Custodian shall mail to the IRA Holder all prospectuses and proxies that may come into the Custodian’s possession by reason of its holding Fund Shares in the IRA. An IRA Holder may direct the Custodian as to the manner in which any Fund Shares held in the IRA shall be voted with respect to any matters as to which the Custodian as holder of record is entitled to vote, coming before any meeting of shareholders of the Fund that issued such Fund Shares. All such directions shall be delivered to the Custodian in a form acceptable to the Custodian within the time prescribed by the Custodian. The Custodian shall vote Fund Shares in accordance with such directions. With respect to Fund Shares for which the Custodian does not receive directions, the Custodian hereby is directed to and shall vote such Shares of the Fund for or against any proposal in the same proportion as all Shares of that Fund for which instructions have been received are voted.

F.

Prohibited Investments. No part of the IRA may be invested in life insurance contracts, nor may the assets of the IRA be commingled with other property except in a common trust fund or common investment fund (within the meaning of Section 408(a)(5)). Nor may any part of the IRA be invested in collectibles (within the meaning of Section 408(m)) except as otherwise permitted by Section 408(m)(3) which provides an exception for certain gold, silver, and platinum coins, coins issued under the laws of any state, and certain bullion.

Investment of Amounts in the IRA. The IRA Holder has exclusive responsibility for and control over the investment of the assets of his or her IRA. All transactions shall be subject to any and all restrictions or limitations, direct or indirect, which are imposed by the Custodian’s charter, articles of incorporation, or bylaws; any and all applicable federal and state laws and regulations; the rules, regulations, customs and usages of any exchange, market or clearing house where the transaction is executed; the Custodian’s policies and practices; and this Agreement. After the IRA Holder’s death, his or her Beneficiary(ies) shall have the right to direct the investment of the IRA assets, subject to the same conditions that applied to the IRA Holder during his or her lifetime under this Agreement (including, without limitation, Section 5.03 of this Agreement). The Custodian shall have no discretion to direct any investment in the IRA. The Custodian assumes no responsibility for rendering investment advice with respect to the IRA, nor will the Custodian offer any opinion or judgment to the IRA Holder on matters concerning the value or suitability of any investment or proposed investment for the IRA. In the absence of instructions from the IRA Holder or if the instructions are not in an acceptable form, the Custodian shall have the right to hold any uninvested amounts in cash, and shall have no responsibility to invest uninvested cash unless and until directed by the IRA Holder. The Custodian will not exercise the voting rights and other shareholder rights with respect to investments in the IRA unless the IRA Holder provides timely instructions to the Custodian in a form acceptable to the Custodian.

The IRA Holder will select the type of investment for his or her IRA assets, provided, however, that the selection of investments shall be limited to those types of investments that the Custodian is authorized by its charter, articles of incorporation, or bylaws to offer and do in fact offer for investment in IRAs.

5.07.

Procedures for Distributions, Withdrawals or Transfers. All requests for distribution, withdrawal or transfer shall be in a form acceptable to the Custodian and the relevant Fund (which may include, but is not limited to, in writing, electronically, or telephonically) and shall specify the method of distribution. The tax identification number of the recipient must be provided to the Custodian before it is obligated to make a distribution. Any distribution shall be subject to all applicable tax and other laws and regulations including possible early withdrawal penalties, surrender penalties and withholding requirements. The Custodian may reduce the amount of any distribution by the amount of any required tax withholding.

The Custodian will fully administer distributions from the IRA when individuals are named as Beneficiaries and the Custodian is provided with appropriate documentation. However, in situations where trusts and estates are named as Beneficiaries, the fiduciary acting on behalf of the trust or estate of the deceased IRA Holder must monitor and request distributions. The Custodian shall accept no responsibility or liability for the accuracy or suitability of instructions received or its attempt to comply with said instruction.

5.08.

Beneficiary Designations. If the IRA Holder dies before he or she receives all of the amounts in the IRA, payments from the IRA will be made to the Beneficiary(ies) of the IRA. The IRA Holder may designate one or more person(s) or entity(ies) as Beneficiary of the IRA. This designation can only be made on a form provided by or acceptable to the Custodian and it will only be effective when it is filed with the Custodian during the IRA Holder’s lifetime. If a trust is named as Beneficiary, only a certified summary of the trust provisions will be accepted. The trustees of a qualified terminable interest property (QTIP) trust are responsible for providing the Custodian with the exact dollar amount of distribution income requested. The consent of a Beneficiary(ies) shall not be required for the IRA Holder to revoke a Beneficiary designation. Unless specifically designated otherwise in a manner acceptable to the Custodian and in accordance with Section 5.04, the IRA assets will be distributed equally to all primary Beneficiaries who survive the IRA Holder and in equal shares to all secondary Beneficiaries if all primary Beneficiaries die before the IRA Holder. If a Beneficiary disclaims the assets of the IRA Holder, the notification must be in a form acceptable to the Custodian. There may be more than one account number relating to a single IRA; for example, a separate account number will be established for each Fund in which the assets of an IRA are invested. Each Beneficiary designation applies only to the account(s) specified on that Beneficiary designation, even if account(s) not specified are part of the same IRA. Each properly completed Beneficiary designation received by the Custodian in a form acceptable to the Custodian will cancel and supersede all prior Beneficiary designations with respect to the account(s) listed on that designation, but will not cancel or supersede any prior Beneficiary designation to the extent that prior designation relates to account(s) not specified on the subsequent Beneficiary designation. If the IRA Holder has designated both primary and contingent Beneficiaries and no primary Beneficiary(ies) survives the IRA Holder, the contingent Beneficiary(ies) shall acquire the designated share of the IRA Holder’s IRA. If the IRA Holder does not designate a Beneficiary, or if all of the IRA Holder’s primary and contingent Beneficiary(ies) predecease the IRA Holder, the IRA Holder’s estate will be the Beneficiary.

If a distribution upon death is payable to a person known by the Custodian to be a minor or otherwise under a legal disability, the Custodian may, at its absolute discretion, make all or part of the distribution to (i) a parent of such person; (ii) the guardian, conservator, or other legal representative, wherever appointed, of such person; (iii) an Account established under a Uniform Gifts to Minors Act, Uniform Transfers to Minors Act, or similar act; (iv) any person having control or custody of such person; or (v) to such person directly.

Anything to the contrary herein notwithstanding, in the event of reasonable doubt respecting the proper course of action to be taken, the Custodian may at its sole and absolute discretion resolve such doubt by judicial determination, which shall be binding on all parties claiming any interest in the Account. In such event all court costs, legal expenses, reasonable compensation of time expended by the Custodian in the performance of its duties, and other appropriate and pertinent expenses and costs shall be collected by the Custodian from the Account. Further, the Custodian shall have the right to request any and all documentation or other evidence it reasonably believes to be necessary or advisable to verify the identity of any person who purports to be Beneficiary entitled to benefits hereunder, and to withhold distribution until such verification is complete.

The Custodian may allow, if permitted by state law, an original IRA Beneficiary(ies) (the Beneficiary(ies) who is entitled to receive distribution(s) from an inherited IRA at the time of the IRA Holder’s death) to name a successor Beneficiary(ies) for the inherited IRA. This designation can only be made on a form provided by or acceptable to the Custodian, and it will only be effective when it is filed with the Custodian during the original IRA Beneficiary’s(ies’) lifetime. Unless otherwise specified, each Beneficiary designation form the original IRA Beneficiary(ies) files with the Custodian will cancel all previous ones. The consent of a successor Beneficiary(ies) shall not be required for the original IRA Beneficiary(ies) to revoke a successor Beneficiary(ies) designation. If the original IRA Beneficiary(ies) does not designate a successor Beneficiary(ies), his or her estate will be the successor Beneficiary. In no event shall the successor Beneficiary(ies) be able to extend the distribution period beyond that required for the original IRA Beneficiary.

5.09.

Notice of Death. The Custodian shall not be deemed to have been advised of the IRA Holder’s death until the Custodian receives a CGM IRA Distribution Request Form with a Medallion Signature Guarantee.

5.10.

Instructions from Certain Third Parties. The Custodian will accept instructions from an Attorney-In-Fact provided that a currently certified copy of the Power of Attorney Agreement or CGM Durable Power of Attorney specifically authorizes the Attorney-In-Fact to provide such instructions.

5.11.

Termination of Agreement, Resignation, or Removal of Custodian. The Custodian may resign at any time upon at least 30 days’ advance notice to CGM, and may be removed at any time by CGM upon at least 30 days’ advance written notice to the Custodian, except to the extent that the notice is waived by the party entitled to the notice. Upon resignation or removal of the Custodian, CGM shall have the right to appoint a successor custodian that qualifies to serve as such under the Code and other applicable law. In the event that CGM exercises this power, the IRA Holder shall be deemed to have consented to such change of Custodian if no objection is received by CGM within 30 days after the IRA Holder receives notice of the change. If, within 30 days after the Custodian’s resignation or removal, CGM has not appointed a successor custodian that has accepted the appointment, the Custodian may apply to a court of competent jurisdiction for appointment of a successor custodian.

If this Agreement is terminated, the Custodian may charge this IRA a reasonable amount of money that it believes is necessary to cover any associated costs, including but not limited to, one or more of the following:

(a)

any fees, expenses or taxes chargeable against this IRA;

(b)

any penalties or surrender charges associated with the early withdrawal of any savings instrument or other investment in this IRA.

The Custodian may establish a policy requiring distribution of the entire balance of the IRA to the IRA Holder in cash or property if the balance of the IRA drops below the minimum balance required under the applicable investment or policy established.

If CGM ceases to sponsor the Plan it may give at least 30 days’ notice to the IRA Holder. Upon receipt of that notice, the IRA Holder must make arrangements to transfer the IRA to another financial organization. If the IRA Holder does not complete a transfer of the IRA within 30 days from the date CGM mails the notice to the IRA Holder, CGM has the right to transfer the assets of this IRA to a successor IRA custodian or trustee that CGM chooses in its sole discretion, or CGM may pay the assets of this IRA to the IRA Holder in a single sum. CGM shall not be liable for any actions or failures to act on the part of any successor custodian or trustee, nor for any tax consequences the IRA Holder may incur that result from the transfer or distribution of IRA assets pursuant to this section.

5.12.

Successor Custodians. If the Custodian is merged with another organization (or comes under the control of any Federal or State agency) or if its entire organization (or any portion that includes the IRA) is bought by another organization, that organization (or agency) shall automatically become the trustee or custodian of the IRA, but only if it is the type of organization authorized to serve as an IRA trustee or custodian.

Any non-bank Custodian shall substitute another trustee or custodian if the non-bank Custodian receives notice from the Commissioner of Internal Revenue that such substitution is required because it has failed to comply with the requirements of Regulations section 1.408-2(e).

5.13.

Amendments. By adopting this Agreement, the IRA Holder delegates to CGM the power to amend or replace the Account Application or this Agreement to conform them to the provisions of the Code, applicable Regulations or administrative rulings pertaining to IRAs, and to make such other changes to this Agreement, which, in the judgment of CGM, are necessary or appropriate. The IRA Holder shall be deemed to have consented to all such amendments. CGM shall notify the IRA Holder should it discontinue sponsorship of this Agreement. CGM’s duties are limited to those expressly assigned to it under the terms of this Agreement together with any requirements of prototype IRA plans that may be set forth from time to time by the Internal Revenue Service (IRS) under its rules and procedures.

5.14.

Liquidation of Assets. The Custodian has the right to liquidate assets in this IRA if necessary to make distributions or to pay fees, expenses, taxes, penalties or surrender charges properly chargeable against this IRA. If the IRA Holder fails, after notice, to direct the Custodian as to which assets to liquidate, the Custodian will decide in its complete and sole discretion, and the IRA Holder agrees not to hold the Custodian liable for any adverse consequences that result from its decision.

5.15.

Restrictions on the Fund. The IRA Holder’s interest in the balance in the Custodial Account is nonforfeitable at all times. Neither the IRA Holder nor any Beneficiary may sell, transfer or pledge any interest in the IRA in any manner whatsoever, except as provided by law or this Agreement. The assets in the IRA shall not be responsible for the debts, contracts or torts of any person entitled to distributions under this Agreement.

5.16.

Reporting Responsibilities. The IRA Holder agrees to provide the Custodian with information necessary for the Custodian to prepare any reports required under Code sections 408(i), 408A(d)(3)(D), and Regulations sections 1.408-5 and 1.408-6. The Custodian agrees to submit reports to the IRS and the IRA Holder (or Beneficiary(ies) upon the IRA Holder’s death) as prescribed by the IRS and such additional reports as the Custodian may choose to deliver. The Custodian shall furnish annual calendar-year reports concerning the status of the IRA and such information concerning required minimum distributions as is prescribed by the Commissioner of the IRS.

If the IRA Holder does not notify the Custodian of any errors or omissions in the reports or statements within sixty (60) days following the mailing of such reports to the last known address of the IRA Holder (or Beneficiary(ies) upon the death of the IRA Holder) which the Custodian has in its files, such reports will be considered accurate and accepted by the IRA Holder (or Beneficiary(ies) if applicable) and the Custodian shall be discharged from all liability to anyone with respect to matters covered in such reports or statements.

5.17.

Applicable Law. This Agreement is subject to all applicable Federal and State laws and regulations. If it is necessary to apply any State law to interpret and administer this Agreement, the law of the Commonwealth of Massachusetts, except as superseded by federal law, shall govern.

If any part of this Agreement is held to be illegal or invalid, the remaining parts shall not be affected. Neither the IRA Holder nor the Custodian’s failure to enforce at any time or for any period of time any of the provisions of this Agreement shall be construed as a waiver of such provisions, or either party’s right thereafter to enforce each and every such provision.

ARTICLE VI.  MISCELLANEOUS

6.01.

When Effective. This agreement shall not become effective until the acceptance of the IRA Account Application by or on behalf of the Custodian at its principle office, as evidenced by a notice to the IRA Holder.

IRA DISCLOSURE STATEMENT

This Disclosure Statement explains the rules governing the type of IRA you designated on the IRA Account Application. The term IRA will be used in this Disclosure Statement to refer to a Traditional IRA (under Internal Revenue Code (Code) sections 408(a) or 408(b)) or a Roth IRA (under Code section 408A) unless specified otherwise.

How to Participate

You may establish your own account simply by completing the IRA Account Application and mailing it to The CGM Funds with your first contribution. If you need any assistance in completing the IRA Account Application, please telephone CGM at 800-345-4048.

RIGHT TO REVOKE YOUR IRA

If you received this Disclosure Statement fewer than 7 days prior to the time you establish, you have the right to revoke. You have the right to revoke your IRA within seven (7) calendar days of its establishment. If revoked, you are entitled to a full return of the contribution you made to your IRA. The amount returned to you would not include an adjustment for such items as sales commissions, administrative expenses, or fluctuation in market value. You may make this revocation only by mailing a written notice to the Custodian at the address listed on the Adoption Agreement.

Notice of revocation may be mailed to the Custodian:

State Street Bank and Trust Company

P.O. Box 8511

Boston, MA 02266-8511

If you send your notice by first class mail, your revocation will be deemed mailed as of the postmark date.

If you have any questions about the procedure for revoking your IRA, please call CGM at 800--345-4048.

Please be aware that each CGM Fund has the right to reject any purchase order for any reason, as disclosed in each Fund’s prospectus, and that this right may be exercised at any time, whether or not the prospective purchaser has previously purchased shares of that Fund.

Designating a Beneficiary

You may designate a Beneficiary and change Beneficiaries from time to time in accordance with procedures established by CGM. If you do not designate a Beneficiary, your Beneficiary will be your estate. Your Beneficiary(ies) will receive the balance in your account. Designating a Beneficiary and changing Beneficiaries is not considered the making of a taxable gift.

Fees

The following fees are charged for IRA Accounts:

•

A $5.00 establishment fee is charged per Application (regardless of the number of individual Accounts that you have under the same IRA Plan).

•

A $15.00 annual maintenance fee is charged per Account (each fall or at the closing of the Account, whichever comes first).

•

A $5.00 closeout fee is charged per Account (including exchanges and transfers of assets).

CGM may receive a portion of the annual maintenance fee and the annual closeout fee as reimbursement for its maintenance of the IRA Plan.

Please Note

The following is not a complete or definitive explanation of the Plan or of the provisions of applicable law. Please do not complete the IRA Account Application without reading the Plan and the Fund prospectus, which must always accompany the Plan. Consult your financial or tax advisor if you are uncertain whether a CGM Funds IRA is an appropriate program for your investment needs.

REQUIREMENTS OF AN IRA

A.

CASH CONTRIBUTIONS – Your contribution must be in cash, unless it is a rollover contribution or a conversion contribution to a Roth IRA.

B.

MAXIMUM ROTH IRA CONTRIBUTION – The total amount you may contribute to a Roth IRA for any taxable year cannot exceed the lesser of 100 percent of your compensation or $5,000 for year 2011, with possible cost-of-living adjustments in years after 2011. If you also maintain a Traditional IRA, the maximum contribution to your Roth IRA is reduced by any contributions you make to your Traditional IRA. Your total annual contribution to all Traditional IRAs and Roth IRAs cannot exceed the lesser of the dollar amounts described above or 100 percent of your compensation.

Your Roth IRA contribution is further limited if your modified adjusted gross income (MAGI) equals or exceeds $169,000 if you are a married individual filing a joint income tax return, or equals or exceeds $107,000 if you are a single individual. Married individuals filing a joint income tax return with MAGI equaling or exceeding $179,000 may not fund a Roth IRA. Single individuals with MAGI equaling or exceeding $122,000 may not fund a Roth IRA. Married individuals filing a separate tax return with MAGI equaling or exceeding $10,000 may not fund a Roth IRA. The MAGI limits described above are subject to cost-of-living increases for tax years beginning after 2011.

If you are married filing a joint income tax return and your MAGI is between the applicable MAGI phaseout range for the year, your maximum Roth IRA contribution is determined as follows: (1) Begin with the appropriate MAGI phase-out maximum for the applicable year and subtract your MAGI from it; (2) divide the result by the difference between the phase-out range maximum and minimum; and (3) multiply this number by the maximum allowable contribution for the year, including catch-up contributions if you are age 50 or older. For example, if you are age 30 and your MAGI is $170,000, your maximum Roth IRA contribution for 2011 is $4,500. This amount is determined as follows: [($179,000 minus $170,000) divided by $10,000] multiplied by $5,000.

If you are single and your MAGI is between the applicable MAGI phaseout for the year, your maximum Roth IRA contribution is determined as follows: (1) Begin with the appropriate MAGI phase-out maximum for the applicable year and subtract your MAGI from it; (2) divide the result by the difference between the phase-out range maximum and minimum; and (3) multiply this number by the maximum allowable contribution for the year, including catch-up contributions if you are age 50 or older. For example, if you are age 30 and your MAGI is $111,000, your maximum Roth IRA contribution for 2011 is $3,667. This amount is determined as follows: [($122,000 minus $111,000) divided by $15,000] multiplied by $5,000.

C.

MAXIMUM TRADITIONAL IRA CONTRIBUTION – The total amount you may contribute to a Traditional IRA for any taxable year cannot exceed the lesser of 100 percent of your compensation or $5,000 for year 2011, with possible cost-of-living adjustments in years after 2011. If you also maintain a Roth IRA, the maximum contribution to your Traditional IRAs is reduced by any contributions you make to your Roth IRA. Your total annual contribution to all Traditional IRAs and Roth IRAs cannot exceed the lesser of the dollar amounts described above or 100 percent of your compensation.

D.

ROTH IRA CONTRIBUTION ELIGIBILITY – You are eligible to make a regular contribution to your Roth IRA, regardless of your age, if you have compensation and your MAGI is below the maximum threshold. Your Roth IRA contribution is not limited by your participation in a retirement plan, other than a Traditional IRA.

E.

TRADITIONAL IRA CONTRIBUTION ELIGIBILITY – You are eligible to make a regular contribution to your Traditional IRA if you have compensation and have not attained age 70½ by the end of the taxable year for which the contribution is made.

F.

CATCH-UP CONTRIBUTIONS – If you are age 50 or older by the close of the taxable year, you may make an additional contribution to your IRA. The maximum additional contribution is $1,000 for years 2011 and after.

G.

NONFORFEITABILITY – Your interest in your IRA is nonforfeitable.

H.

ELIGIBLE CUSTODIANS – The Custodian of your IRA must be a bank, savings and loan association, credit union, or a person or entity approved by the Secretary of the Treasury.

I.

COMMINGLING ASSETS – The assets of your IRA cannot be commingled with other property except in a common trust fund or common investment fund.

J.

LIFE INSURANCE – No portion of your IRA may be invested in life insurance contracts.

K.

COLLECTIBLES – You may not invest the assets of your IRA in collectibles (within the meaning of Code section 408(m)). A collectible is defined as any work of art, rug or antique, metal or gem, stamp or coin, alcoholic beverage, or other tangible personal property specified by the Internal Revenue Service (IRS). However, specially minted United States gold and silver coins and certain state-issued coins are permissible investments. Platinum coins and certain gold, silver, platinum or palladium bullion (as described in Code section 408(m)(3)) are also permitted as IRA investments.

L.

INVESTMENTS AND EARNINGS – Your contributions will be used to purchase Shares of Funds selected on your IRA Account Application. Any dividend or capital gains distributions of Fund Shares will be invested in additional Fund Shares automatically. The assets available for distribution will be the market value of the Shares your contributions and earnings have purchased over the years. Due to the fluctuating value of the Fund investments, it is not possible to make a projection of expected growth, and growth cannot be guaranteed. Investment information can be found in each Fund’s prospectus.

M.

REQUIRED MINIMUM DISTRIBUTIONS FOR ROTH IRAS – You are not required to take distributions from your Roth IRA at age 70½ (as required for Traditional IRAs). However, your Beneficiary(ies) is generally required to take distributions from your Roth IRA after your death. See the section titled Beneficiary Options for Roth IRAs in this Disclosure Statement regarding Beneficiary’s(ies’) required minimum distributions.

N.

BENEFICIARY OPTIONS FOR ROTH IRAS – Your Designated Beneficiary is determined based on the Beneficiary(ies) designated as of the date of your death who remains your Beneficiary(ies) as of September 30 of the year following the year of your death. The entire amount remaining in your account will, at the election of your Beneficiary(ies), either

(1)

be distributed by December 31 of the year containing the fifth anniversary of your death, or

(2)

be distributed over a period not exceeding the life expectancy of your Designated Beneficiary(ies).

Your Designated Beneficiary(ies) must elect either option (1) or (2) by December 31 of the year following the year of your death. If the Beneficiary payment election described above is not made by December 31 of the year following the year the IRA Holder dies, the Custodian will not make a payment until the Beneficiary(ies) provides the Custodian a distribution request in a form acceptable to the Custodian and the relevant Fund. In the case of distribution under option (2), distributions must commence by December 31 of the year following the year of your death. If your spouse is the Designated Beneficiary, distributions need not commence until December 31 of the year you would have attained age 70½, if later. If a Beneficiary(ies) other than an individual or qualified trust as defined in the Regulations is named, you will be treated as having no Designated Beneficiary(ies) of your Roth IRA for purposes of determining the distribution period. If there is no Designated Beneficiary of your Roth IRA, the entire Roth IRA must be distributed by December 31 of the year containing the fifth anniversary of your death.

A spouse who is the sole Designated Beneficiary of your entire Roth IRA may elect to redesignate your Roth IRA as his or her own. Alternatively, the sole spouse Beneficiary will be deemed to elect to treat your Roth IRA as his or her own by either (1) making contributions to your Roth IRA or (2) failing to timely remove a required minimum distribution from your Roth IRA. Regardless of whether or not the spouse is the sole Designated Beneficiary of your Roth IRA, a spouse Beneficiary may roll over his or her share of the assets to his or her own Roth IRA.

These transactions are often complex. If you have any questions regarding required minimum distributions, please see a competent tax advisor.

O.

REQUIRED MINIMUM DISTRIBUTIONS AND BENEFICIARY OPTIONS FOR TRADITIONAL IRAS – You are required to take minimum distributions from your Traditional IRA at certain times in accordance with Regulations section 1.408-8. Below is a summary of the IRA distribution rules.

1.

You are required to take a minimum distribution from your Traditional IRA for the year in which you reach age 70½ and for each year thereafter. You must take your first distribution by your required beginning date, which is April 1 of the year following the year you attain age 70½. The minimum distribution for any taxable year is equal to the amount obtained by dividing the account balance at the end of the prior year by the applicable divisor.

2.

The applicable divisor is generally determined using the Uniform Lifetime Table provided by the IRS. The table assumes a Designated Beneficiary exactly 10 years younger than you, regardless of who is named as your Beneficiary(ies), if any. If your spouse is your sole Designated Beneficiary, and is more than 10 years younger than you, the required minimum distribution is determined annually using the actual joint life expectancy of you and your spouse obtained from the joint and last survivor table provided by the IRS, rather than the life expectancy divisor from the Uniform Lifetime Table.

You must make your payment election no later than April 1 following your 70½ year. If you do not make an election by that date, the Custodian will make no payment until you provide the Custodian with a distribution request in a form acceptable to the Custodian and the relevant Fund.

3.

Your Designated Beneficiary is determined based on the Beneficiary(ies) designated as of the date of your death, who remains your Beneficiary(ies) as of September 30 of the year following the year of your death. If you die,

(a)

on or after your required beginning date, distributions must be made to your Beneficiary(ies) over the longer of the single life expectancy of your Designated Beneficiary(ies), or your remaining life expectancy. If a Beneficiary other than an individual or qualified trust as defined in the Regulations is named, you will be treated as having no Designated Beneficiary of your IRA for purposes of determining the distribution period. If there is no Designated Beneficiary of your IRA, distributions will commence using your single life expectancy, reduced by one in each subsequent year.

(b)

before your required beginning date, the entire amount remaining in your account will, at the election of your Designated Beneficiary(ies), either

(i)

be distributed by December 31 of the year containing the fifth anniversary of your death, or

(ii)

be distributed over a period not exceeding the remaining life expectancy of your Designated Beneficiary(ies).

Your Designated Beneficiary(ies) must elect either option (i) or (ii) by December 31 of the year following the year of your death. If the Beneficiary payment election described above is not made by December 31 of the year following the year the IRA Holder dies, the Custodian will not make a payment until the Beneficiary(ies) provides the Custodian a distribution request in a form acceptable to the Custodian and the relevant Fund. If your spouse is the Designated Beneficiary, distributions need not commence until December 31 of the year you would have attained age 70½, if later. If a Beneficiary(ies) other than an individual or qualified trust as defined in the Regulations is named, you will be treated as having no Designated Beneficiary(ies) of your IRA for purposes of determining the distribution period. If there is no Designated Beneficiary of your IRA, the entire IRA must be distributed by December 31 of the year containing the fifth anniversary of your death.

A spouse who is the sole Designated Beneficiary of your entire IRA may elect to redesignate your IRA as his or her own. Alternatively, the sole spouse Beneficiary will be deemed to elect to treat your IRA as his or her own by either (1) making contributions to your IRA or (2) failing to timely remove a required minimum distribution from your IRA. Regardless of whether or not the spouse is the sole Designated Beneficiary of your IRA, a spouse Beneficiary may roll over his or her share of the assets to his or her own IRA.

INCOME TAX CONSEQUENCES OF ESTABLISHING AN IRA

A.

CONTRIBUTION DEDUCTIBILITY FOR ROTH IRAs – No deduction is allowed for Roth IRA contributions, including transfers, rollovers and conversion contributions.

B.

CONTRIBUTION DEDUCTIBILITY FOR TRADITIONAL IRAs – If you are eligible to contribute to your Traditional IRA, the amount of the contribution for which you may take a tax deduction will depend upon whether you (or, in some cases, your spouse) are an active participant in an employer-maintained retirement plan. If you (and your spouse if married) are not an active participant, your entire Traditional IRA contribution will be deductible. If you are an active participant (or are married to an active participant), the deductibility of your contribution will depend on your MAGI and your tax filing status for the tax year for which the contribution was made. MAGI is determined on your income tax return using your adjusted gross income but disregarding any deductible Traditional IRA contribution.

Definition of Active Participant – Generally, you will be an active participant if you are covered by one or more of the following employer-maintained retirement plans:

1.

a qualified pension, profit sharing, 401(k), or stock bonus plan;

2.

a qualified annuity plan of an employer;

3.

a simplified employee pension (SEP) plan;

4.

a retirement plan established by the federal government, a state, or a political subdivision (except certain unfunded deferred compensation plans under Code section 457);

5.

a tax-sheltered annuity for employees of certain tax-exempt organizations or public schools;

6.

a plan meeting the requirements of Code section 501(c)(18);

7.

a qualified plan for self-employed individuals (H.R. 10 or Keogh Plan); and

8.

a savings incentive match plan for employees of small employers (SIMPLE) IRA plan or a SIMPLE 401(k) plan.

If you do not know whether your employer maintains one of these plans, or whether you are an active participant in it, check with your employer or your tax advisor. Also, the IRS Form W-2, Wage and Tax Statement that you receive at the end of the year from your employer will indicate whether you are an active participant.

If you are an active participant and are single, the deductible amount of your Traditional IRA contribution is determined as follows: (1) begin with the appropriate phase-out range maximum for the applicable year (specified below), and subtract your MAGI; (2) divide this total by the difference between the phase-out maximum and minimum; (3) multiply this number by the maximum allowable contribution for the applicable year, including catch-up contributions if you are age 50 or older. The resulting figure will be the maximum Traditional IRA deduction you may take. For example, if you are age 30 with MAGI of $52,000 in 2011, your maximum deductible contribution is $4,000 (the 2011 phase-out range maximum of $66,000 minus your MAGI of $58,000, divided by the difference between the maximum and minimum phase-out range limits of $10,000 and multiplied by the contribution limit of $5,000.)

If you are an active participant, are married and you file a joint income tax return, the deductible amount of your Traditional IRA contribution is determined as follows: (1) begin with the appropriate phase-out maximum for the applicable year (specified below), and subtract your MAGI; (2) divide this total by the difference between the phase-out range maximum and minimum; (3) multiply this number by the maximum allowable contribution for the applicable year, including catch-up contributions if you are age 50 or older. The resulting figure will be the maximum Traditional IRA deduction you may take. For example, if you are age 30 with MAGI of $92,000 in 2011, your maximum Traditional IRA deductible contribution is $4,500 (the 2011 phase-out maximum of $110,000 minus your MAGI of $92,000, divided by the difference between the maximum and minimum phase-out limits of $20,000 and multiplied by the contribution limit of $5,000).

If you are an active participant, are married and you file a separate income tax return, your MAGI phase-out range is generally $0-$10,000. However, if you lived apart for the entire tax year, you are treated as a single filer.

Tax Year	Joint Filers Phase-out Range*	Single Taxpayers Phase-out Range*
	(minimum) (maximum)	(minimum) (maximum)

2006	$75,000 - $85,000	$50,000 - $60,000
2007	$80,000 - $100,000	$50,000 - $60,000
2008	$85,000 - $105,000	$53,000 - $63,000
2009	$89,000 - $109,000	$55,000 - $65,000
2010	$89,000 - $109,000	$56,000 - $66,000
2011	$90,000 - $110,000	$56,000 - $66,000

*MAGI limits are subject to cost-of-living increases for tax years beginning after 2011.

The MAGI phaseout range for an individual that is not an active participant, but is married to an active participant, is $169,000-$179,000. This limit is also subject to cost-of-living increases for tax years beginning after 2011. If you are not an active participant in an employer-maintained retirement plan, are married to someone who is an active participant, and you file a joint income tax return with MAGI between the applicable phaseout range for the year, your maximum deductible contribution is determined as follows: (1) begin with the appropriate MAGI phase-out maximum for the year and subtract your MAGI from it; (2) divide this total by the difference between the phase-out range maximum and minimum; (3) multiply this number by the maximum allowable contribution for the applicable year, including catch-up contributions if you are age 50 or older. The resulting figure will be the maximum IRA deduction you may take.

You must round the resulting deduction to the next highest $10 if the number is not a multiple of 10. If your resulting deduction is between $0 and $200 you may round up to $200.

C.

CARRYBACK CONTRIBUTIONS – A contribution is deemed to have been made on the last day of the preceding taxable year if you make a contribution by the deadline for filing your income tax return (not including extensions), and you designate that contribution as a contribution for the preceding taxable year. For example, if you are a calendar year taxpayer and you make your IRA contribution on or before April 15, your contribution is considered to have been made for the previous tax year if you designated it as such.

D.

TAX CREDIT FOR CONTRIBUTIONS – You may be eligible to receive a tax credit for your IRA contributions. This credit will be allowed in addition to any tax deduction that may apply, and may not exceed $1,000 in a given year. You may be eligible for this tax credit if you are

•

age 18 or older as of the close of the taxable year,

•

not a dependent of another taxpayer, and

•

not a full-time student.

The credit is based upon your income (see chart below), and will range from 0 to 50 percent of eligible contributions. In order to determine the amount of your contributions, add all of the contributions made to your IRA and reduce these contributions by any distributions that you have taken during the testing period. The testing period begins two years prior to the year for which the credit is sought and ends on the tax return due date (including extensions) for the year for which the credit is sought. In order to determine your tax credit, multiply the applicable percentage from the chart below by the amount of your contributions that do not exceed $2,000.

Adjusted Gross Income*			Applicable Percentage
Joint Return	Head of a Household	All Other Cases
$1 – 34,000	$1 – 25,500	$1 – 17,000	50
34,001 – 36,500	25,501 – 27,375	17,001 – 18,250	20
36,501 – 56,500	27,376 – 42,375	18,251 – 28,250	10
Over 56,500	Over 42,375	Over 28,250	0

*

Adjusted gross income includes foreign earned income and income from Guam, America Samoa, North Mariana Islands and Puerto Rico AGI limits are subject to cost-of-living adjustments for the years beginning after 2011.

E.

TAX-DEFERRED EARNINGS – The investment earnings of your IRA are not subject to federal income tax as they accumulate in your IRA. Investment earnings distributed from your Traditional IRA will be taxed when the distribution is made. Distributions of your Roth IRA investment earnings will be free from federal income tax if you take a qualified distribution, as defined in the Taxation of Roth IRA Distributions section of this Disclosure Statement.

F.

NONDEDUCTIBLE CONTRIBUTIONS – You may make nondeductible contributions to your Traditional IRA to the extent that deductible contributions are not allowed. The sum of your deductible and nondeductible IRA contributions cannot exceed your contribution limit (the lesser of the allowable contribution limit described previously, or 100 percent of compensation). You may elect to treat deductible Traditional IRA contributions as nondeductible contributions.

If you make nondeductible contributions for a particular tax year, you must report the amount of the nondeductible contribution along with your income tax return using IRS Form 8606. Failure to file IRS Form 8606 will result in a $50 per failure penalty.

If you overstate the amount of designated nondeductible contributions for any taxable year, you are subject to a $100 penalty unless reasonable cause for the overstatement can be shown.

G.

TAXATION OF ROTH IRA DISTRIBUTIONS – The taxation of a Roth IRA distribution depends on whether the distribution is a qualified distribution or a nonqualified distribution.

1.

Qualified Distributions – Qualified distributions from your Roth IRA (both the contributions and earnings) are not included in your income. A qualified distribution is a distribution which is made after the expiration of the five-year period beginning January 1 of the first year for which you made any contribution to any Roth IRA (including a conversion from a Traditional or SIMPLE IRA) and is made on account of one of the following events:

•

attainment of age 59½,

•

disability

•

the purchase of a first home, or

•

death.

For example, if you make a contribution to your Roth IRA for 1998, the five-year period for determining whether a distribution is a qualified distribution is satisfied as of January 1, 2003.

2.

Nonqualified Distributions – If you do not meet the requirements for a qualified distribution, any earnings you withdraw from your Roth IRA will be included in your gross income and, if you are under age 59½, may be subject to an early distribution penalty. However, when you take a distribution, the amounts you contributed annually to any Roth IRA account will be deemed to be removed first, followed by conversion contributions made to any Roth IRA on a first- in, first-out basis. Therefore, your nonqualified distributions will not be taxable to you until your withdrawals exceed the amount of your annual contributions and your conversion contributions. However, the 10 percent early distribution penalty may apply to conversion contributions distributed within the five-year period beginning with the year in which the conversion occurred. These “ordering rules” are complex. If you have any questions regarding the taxation of distributions from your Roth IRA, please see a competent tax advisor.

H.

TAXATION OF TRADITIONAL IRA DISTRIBUTIONS – The taxation of Traditional IRA distributions depends on whether or not you have ever made nondeductible Traditional IRA contributions. If you have only made deductible contributions, any Traditional IRA distribution will be fully included in income.

If you have ever made nondeductible contributions to any Traditional IRA, the following formula must be used to determine the amount of any IRA distribution excluded from income:

(Aggregate Nondeductible Contributions) x (Amount Withdrawn)	=	Amount Excluded from Income
Aggregate IRA Balance

NOTE: Aggregate nondeductible contributions include all nondeductible contributions made by you through the end of the year of the distribution (which have not previously been withdrawn and excluded from income). Also note that aggregate IRA balance includes the total balance of all of your IRAs as of the end of the year of distribution and any distributions occurring during the year.

I.

ROLLOVERS AND CONVERSIONS – Your IRA may be rolled over to an IRA of yours, or may receive rollover contributions. Your Traditional IRA or SIMPLE IRA may be converted to a Roth IRA, provided that all of the applicable rollover and conversion rules are followed. Rollover is a term used to describe a tax-free movement of cash or other property to your IRA from any of your IRAs of the same type, or from your employer’s qualified retirement plan, 403(a) annuity plan, 403(b) tax-sheltered annuity, or 457(b) eligible governmental deferred compensation plan to your Traditional IRA. Conversion is a term used to describe the movement of Traditional or SIMPLE IRA assets to a Roth IRA. A conversion is generally a taxable event. The rollover and conversion rules are generally summarized below. These transactions are often complex. If you have any questions regarding a rollover or conversion, please see a competent tax advisor.

1.

Roth IRA to Roth IRA Rollovers – Funds distributed from your Roth IRA may be rolled over to a Roth IRA of yours if the requirements of Code section 408(d)(3) are met. A proper Roth IRA to Roth IRA rollover is completed if all or part of the distribution is rolled over not later than 60 days after the distribution is received. You may not have completed another Roth IRA to Roth IRA rollover from the distributing Roth IRA during the 12 months preceding the date you receive the distribution. Further, you may roll over the same dollars or assets only once every 12 months. Roth IRA assets may not be rolled over to other types of IRAs (e.g., Traditional IRA, SIMPLE IRA).

2.

Traditional IRA to Traditional IRA Rollovers – Funds distributed from your Traditional IRA may be rolled over to a Traditional IRA of yours if the requirements of Code section 408(d)(3) are met. A proper Traditional IRA to Traditional IRA rollover is completed if all or part of the distribution is rolled over not later than 60 days after the distribution is received. You may not have completed another Traditional IRA to Traditional IRA rollover from the distributing IRA during the 12 months preceding the date you receive the distribution. Further, you may roll over the same dollars or assets only once every 12 months.

3.

SIMPLE IRA to Traditional IRA Rollovers – Funds may be distributed from your SIMPLE IRA and rolled over to your Traditional IRA without IRS penalty, provided two years have passed since you first participated in a SIMPLE IRA plan sponsored by your employer. As with Traditional IRA to Traditional IRA rollovers, the requirements of Code section 408(d)(3) must be met. A proper SIMPLE IRA to Traditional IRA rollover is completed if all or part of the distribution is rolled over not later than 60 days after the distribution is received. You may not have completed another SIMPLE IRA to Traditional IRA or SIMPLE IRA to SIMPLE IRA rollover from the distributing SIMPLE IRA during the 12 months preceding the date you receive the distribution. Further, you may roll over the same dollars or assets only once every 12 months.

4.

Employer-Sponsored Retirement Plan to Traditional IRA Rollovers – You may roll over, directly or indirectly, any eligible rollover distribution from an eligible employer-sponsored retirement plan. An eligible rollover distribution is defined generally as any distribution from a qualified retirement plan, 403(a) annuity, 403(b) tax- sheltered annuity, or 457(b) eligible governmental deferred compensation plan (other than distributions to nonspouse beneficiaries), unless it is part of certain series of substantially equal periodic payments, a required minimum distribution, a hardship distribution, or a distribution of Roth 401(k) or Roth 403(b) elective deferrals.

If you elect to receive your rollover distribution prior to placing it in a Traditional IRA, thereby conducting an indirect rollover, your plan administrator will generally be required to withhold 20 percent of your distribution as a payment of income taxes. When completing the rollover, you may make up the amount withheld, out of pocket, and roll over the full amount distributed from your employer-sponsored retirement plan. To qualify as a rollover, your eligible rollover distribution must be rolled over to your Traditional IRA not later than 60 days after you receive it. Alternatively, you may claim the withheld amount as income and pay the applicable income tax and, if you are under age 59½, the 10 percent early distribution penalty (unless an exception to the penalty applies).

As an alternative to the indirect rollover, your employer generally must give you the option to directly roll your employer-sponsored retirement plan balance to a Traditional IRA. If you elect the direct rollover option, your eligible rollover distribution will be paid directly to the Traditional IRA (or other employer-sponsored retirement plan) that you designate. The 20 percent withholding requirements do not apply to direct rollovers.

5.

Traditional IRA to Employer-Sponsored Retirement Plans – You may roll over, directly or indirectly, any eligible rollover distribution from a Traditional IRA to an employer’s qualified retirement plan, 403(a) annuity, 403(b) tax-sheltered annuity, or 457(b) eligible governmental deferred compensation plan so long as the employer-sponsored retirement plan accepts such rollover contributions. An eligible rollover distribution is defined as any taxable distribution from a Traditional IRA that is not part of a required minimum distribution.

6.

Rollovers of Roth Elective Deferrals – Roth elective deferrals distributed from a 401(k) cash or deferred arrangement or 403(b) tax-sheltered annuity may be rolled into your Roth IRA.

7.

Traditional IRA or SIMPLE IRA to Roth IRA Conversions – You may convert your SIMPLE IRA to your Roth IRA provided two years have passed since you first participated in a SIMPLE IRA plan sponsored by your employer. However, if you are age 70½ or older you must remove your required minimum distribution prior to converting your Traditional or SIMPLE IRA. The amount of the conversion from your Traditional or SIMPLE IRA to your Roth IRA shall be treated as a distribution for income tax purposes, and is includible in your gross income (except for any nondeductible contributions). Although the conversion amount is generally included in income, the 10 percent early distribution penalty shall not apply to conversions from a Traditional or SIMPLE IRA to a Roth IRA, regardless of whether you qualify for any exceptions to the 10 percent penalty.

8.

Rollovers from Employer-Sponsored Retirement Plans to Roth IRA – Distributions taken from your qualified retirement plan, 403(a) annuity, 403(b) tax-sheltered annuity, or 457(b) governmental deferred compensation plan after December 31, 2007 may be rolled over to your Roth IRA. If you are a spouse, nonspouse, or qualified trust beneficiary who has inherited a qualified retirement plan, 403(a) annuity, 403(b) tax-sheltered annuity or 457(b) governmental deferred compensation plan, you may be eligible to directly roll over the assets to an inherited Roth IRA. The inherited Roth IRA is subject to the beneficiary distribution requirements. Roth IRA conversion rules, as described above, will apply, including the requirement to include the taxable portion in income in the year distributed.

9.

Beneficiary Rollovers from Employer-Sponsored Retirement Plans – If you are a spouse, nonspouse, or qualified trust beneficiary of a deceased employer plan participant, you may directly roll over inherited assets from a qualified retirement plan, 403(a) annuity, 403(b) tax-sheltered annuity, or 457(b) governmental deferred compensation plan to an inherited IRA, subject to the beneficiary distribution requirements.

10.

Rollover of Military Death Benefits – If you receive or have received a military death gratuity or payment from the Servicemembers’ Group Life Insurance (SGLI) program, you may be able to roll over the proceeds to your Roth IRA. The rollover contribution amount is limited to the sum of the death benefits or SGLI payment received, less any such amount that was rolled over to a Coverdell education savings account. Proceeds must be rolled over within one year of receipt of the gratuity or SGLI payment for deaths occurring on or after June 17, 2008. For deaths occurring between October 7, 2001 and June 17, 2008, proceeds may be rolled over no later than one year from June 17, 2008. Any amount that is rolled over under this provision is considered nontaxable basis in your Roth IRA.

11.

Qualified HSA Funding Distribution – If you are eligible to contribute to a health savings account (HSA), you may be eligible to take a one-time tax-free HSA funding distribution from your IRA and directly deposit it to your HSA. The amount of the qualified HSA contributed limit in effect for the type of high deductible health plan coverage (i.e., single or family coverage) that you have at the time of the deposit, and counts toward your HSA contribution limit for that year. For further detailed information, you may wish to obtain IRS Publication 969, Health Savings Accounts and Other Tax-Favored Health Plans.

12.

Rollovers of Settlement Payments From Bankrupt Airlines – If you are a qualified airline employee who has received an airline settlement payment from a commercial airline carrier under the approval of an order of a Federal bankruptcy court in a case filed after September 11, 2001, and before January 1, 2007, you are allowed to roll over any portion of the proceeds into your Roth IRA by the later of 180 days after receipt of such amount, or June 21, 2009. To obtain more information on this type of rollover, you may wish to visit the IRS website at www.irs.gov.

13.

Rollover of Exxon Valdez Settlement Payments – If you receive a qualified settlement payment from Exxon Valdez litigation, you may roll over the amount of the settlement, up to $100,000, reduced by the amount of any qualified Exxon Valdez settlement income previously contributed to an IRA or eligible retirement plan in prior taxable years. You will have until your tax return due date (not including tax extensions) for the year in which the qualified settlement income is received to make the rollover contribution. To obtain more information on this type of rollover, you may wish to visit the IRS website at www.irs.gov.

14.

Written Election – At the time you make a proper rollover to an IRA, or conversion to a Roth IRA, you must designate to the Custodian, in a form acceptable to the Custodian, your election to treat that contribution as a rollover or conversion. Once made, the election is irrevocable.

J.

TRANSFER DUE TO DIVORCE – If all or any part of your IRA is awarded to your spouse or former spouse in a divorce or legal separation proceeding, the amount so awarded will be treated as the spouse’s IRA (and may be transferred pursuant to a court-approved divorce decree or written legal separation agreement to another IRA of your spouse), and will not be considered a taxable distribution to you. A transfer is a tax-free direct movement of cash and/or property from one Traditional IRA to another or from one Roth IRA to another.

K.

RECHARACTERIZATIONS – If you make a contribution to a Traditional IRA and later recharacterize either all or a portion of the original contribution to a Roth IRA along with net income attributable, you may elect to treat the original contribution as having been made to the Roth IRA. The same methodology applies when recharacterizing a contribution from a Roth IRA to a Traditional IRA. If you have converted from a Traditional IRA to a Roth IRA you may recharacterize the conversion along with net income attributable back to the Traditional IRA. The deadline for completing a recharacterization is your tax filing deadline (including any extensions), for the year for which the original contribution was made or conversion completed.

L.

TRANSFER OF ASSETS – You can transfer all or any portion of your IRA to or from any other IRA (of the same type, i.e. Roth IRA to Roth IRA) at any time provided the proceeds are made payable and sent directly to the Successor Trustee or Successor Custodian. Trustee to trustee transfers, unlike rollover (see section I above), are not limited to once every 12 months.

LIMITATIONS AND RESTRICTIONS

A.

SEP PLANS – Under a Simplified Employee Pension (SEP) Plan that meets the requirements of Code section 408(k), your employer may make contributions to your Traditional IRA. Your employer is required to provide you with information which describes the terms of your employer’s SEP Plan. No SEP contributions may be made to a Roth IRA.

B.

SPOUSAL IRA – If you are married and have compensation, you may contribute to a Traditional IRA established for the benefit of your spouse for any year prior to the year your spouse turns age 70½, regardless of whether or not your spouse has compensation. You may make these spousal contributions even if you are age 70½ or older. You must file a joint income tax return for the year for which the contribution is made.

You may contribute to a Roth IRA established for the benefit of your spouse, regardless of whether or not your spouse has compensation, and regardless of your spouse’s age. The Roth IRA contribution may be further limited if your MAGI falls within the minimum and maximum thresholds for contribution eligibility. You must file a joint income tax return for the year for which the contribution is made.

The amount you may contribute to your IRA and your spouse’s IRA is the lesser of 100 percent of your combined compensation or $10,000 for 2011, with possible cost-of-living adjustments in years after 2011. However, you may not contribute more than the individual contribution limit to each IRA.

If your spouse is age 50 or older by the close of the taxable year, and is otherwise eligible, you may make an additional contribution to your spouse’s IRA. The maximum additional contribution is $1,000 for years 2011 and after.

C.

DEDUCTION OF ROLLOVERS, TRANSFERS AND CONVERSIONS – A deduction is not allowed for rollover, transfer, or conversion contributions.

D.

GIFT TAX – Transfers of your IRA assets to a named Beneficiary made during your life and at your request, may be subject to federal gift tax under Code section 2501.

E.

SPECIAL TAX TREATMENT – Capital gains treatment and 10-year forward income averaging authorized by Code section 402 do not apply to IRA distributions.

F.

INCOME TAX TREATMENT – Any withdrawal from your Traditional IRA is subject to federal income tax withholding. Any nonqualified withdrawal of earnings from your Roth IRA may be subject to federal income tax withholding. You may, however, elect not to have withholding apply to your IRA withdrawal. If withholding is applied to your withdrawal, not less than 10 percent of the amount withdrawn must be withheld.

G.

CHARITABLE DISTRIBUTIONS – If you are age 70½ or older, you may make tax-free distributions of up to $100,000 per year directly from your IRA to certain charitable organizations. Special tax rules may apply. For further detailed information you may wish to obtain IRS Publication 590, Individual Retirement Arrangements from the IRS. This provision applies to distributions until December 31, 2011.

H.

PROHIBITED TRANSACTIONS – If you or your Beneficiary engage in a prohibited transaction with your IRA, as described in Code section 4975, your IRA will lose its tax-deferred status. For Traditional IRAs, you must include the value of your account in your gross income for the taxable year you engage in the prohibited transaction. For Roth IRAs, you must generally include the value of the earnings in your account in your gross income for that taxable year. The following transactions are examples of prohibited transactions with your IRA: (1) taking a loan from your IRA; (2) buying property for personal use (present or future) with IRA funds; or (3) receiving certain bonuses or premiums because of your IRA.

I.

PLEDGING – If you pledge any portion of your IRA as collateral for a loan, the amount so pledged will be treated as a distribution and will be included in your gross income for the taxable year in which you pledge the assets. If you designated your IRA as a Roth IRA, the amount pledged will be included in income if it represents a taxable portion of the account (i.e., earnings).

FEDERAL TAX PENALTIES

A.

EARLY DISTRIBUTION PENALTY – If you are under age 59½ and receive a nonqualified Roth IRA distribution or Traditional IRA distribution, an additional tax of 10 percent will generally apply to the amount includible in income in the year of the distribution. If you are under age 59½ and receive a distribution of conversion amounts from your Roth IRA within the five-year period beginning with the year in which the conversion occurred, an additional tax of 10 percent will generally apply to the amount of the distribution. The additional tax of 10 percent will generally not apply if a distribution is made on account of 1) death, 2) disability, 3) a qualifying rollover, 4) the timely withdrawal of an excess contribution, 5) a series of substantially equal periodic payments (at least annual payments) made over your life expectancy or the joint life expectancy of you and your Beneficiary, 6) medical expenses which exceed 7.5 percent of your adjusted gross income, 7) health insurance payments if you are separated from employment and have received unemployment compensation under a federal or state program for at least 12 weeks, 8) certain qualified education expenses, 9) first-home purchases (up to a life-time maximum of $10,000), 10) a levy issued by the IRS, or 11) active military duty (see Qualified Reservist Distributions, below). This additional tax will apply only to the portion of a distribution which is includible in your taxable income.

B.

EXCESS CONTRIBUTION PENALTY – An additional tax of 6 percent is imposed upon any excess contribution you make to your IRA. This additional tax will apply each year in which an excess remains in your IRA. An excess contribution is any amount that is contributed to your IRA that exceeds the amount you are eligible to contribute.

C.

EXCESS ACCUMULATION PENALTY – As previously described, you must take a required minimum distribution from your Traditional IRA by your required beginning date for the year you attain age 70½ and by the end of each year thereafter. Your Beneficiary(ies) is required to take certain minimum distributions from your IRA after your death. An additional tax of 50 percent is imposed on the amount of the required minimum distribution which should have been taken but was not.

D.

PENALTY REPORTING – You must file IRS Form 5329 along with your income tax return to the IRS to report and remit any additional taxes.

OTHER

A.

IRS PLAN APPROVAL – The prototype plan agreement used to establish this IRA is based on a form of agreement that has been approved by the IRS and has been issued a favorable opinion letter. This amended agreement, as described herein, has been submitted to the IRS for a favorable opinion letter. The IRS approval is a determination only as to form. It is not an endorsement of the plan in operation or of the investments offered.

B.

ADDITIONAL INFORMATION – You may obtain further information on IRAs from your District Office of the IRS. In particular, you may wish to obtain IRS Publication 590, Individual Retirement Arrangements, by calling 1-800-TAX-FORM, or by visiting www.irs.gov on the Internet.

C.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT – To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial organizations to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, you are required to provide your name, residential address, date of birth, and identification number. We may require other information that will allow us to identify you.

D.

HURRICANE-RELATED RELIEF – Certain individuals who sustained an economic loss due to, or were otherwise considered affected by, hurricane Katrina, Rita or Wilma, were eligible for favorable tax treatment on distributions and rollovers from an IRA. Qualified distributions include IRA distributions made on or after specified dates for each hurricane and before January 1, 2007 to a qualified individual.

1.

10 Percent Penalty Exception on Qualified Distributions – Qualified hurricane distributions are not subject to the 10 percent early distribution penalty tax. This penalty exception applies only to the first $100,000 of qualified distributions to each individual.

2.

Taxation May be Spread Over Three Years – If you received qualified hurricane distributions, you may elect to include the distribution in your gross income ratably over three years, beginning with the year of the distribution.

3.

Repayment of Qualified Hurricane Distributions – You may roll over qualified hurricane distributions to an eligible retirement plan, and avoid federal income taxation, within three years of the date of receipt of the distribution. The 60-day rollover rule does not apply to these distributions.

For further detailed information on tax relief granted for hurricanes Katrina, Rita and Wilma, and other exceptions which may be granted in the future by the IRS, you may wish to obtain IRS Publication 590, Individual Retirement Arrangements, by calling 1-800-TAX-FORM, or by visiting www.irs.gov on the Internet.

E.

QUALIFIED RESERVIST DISTRIBUTIONS – If you are a qualified reservist called to active duty, you may be eligible to take penalty-free distributions from your IRA and recontribute those amounts to an IRA generally within a two-year period from your date of return. For further detailed information you may wish to obtain IRS Publication 590, Individual Retirement Arrangements from the IRS.

F.

HEARTLAND DISASTER RELATED TAX RELIEF – If you are an individual who has sustained an economic loss due to, or are otherwise considered affected by, the severe storms, tornadoes and flooding that occurred in the Midwestern disaster area, you may be eligible for favorable tax treatment on distributions and rollovers from your IRA. Qualified disaster recovery assistance distributions include IRA distributions made on or after specified dates for each disaster, and before January 1, 2010 to a qualified individual. For more information on this tax relief, refer to IRS Publication 4492-B, Information for Affected Taxpayers in the Midwestern Disaster Area.

1.

10 Percent Penalty Exception on Qualified Distributions – Qualified disaster recovery assistance distributions are not subject to the 10 percent early distribution penalty tax. This penalty exception applies only to the first $100,000 of qualified distributions to each individual.

2.

Taxation May be Spread Over Three Years – If you received qualified disaster recovery assistance distributions, you may elect to include the distribution in your gross income ratably over three years, beginning with the year of the distribution.

3.

Repayment of Qualified Disaster Recovery Assistance Distributions – You may roll over qualified disaster recovery assistance distributions to an eligible retirement plan, and avoid federal income taxation, within three years of the date of receipt of the distribution. The 60-day rollover rule does not apply to these distributions.

© 2011 Ascensus, Inc., Brainerd, MN